Exhibit 99.1

Atour Lifestyle Holdings Limited to Report Second Quarter 2023 Financial Results on August 17, 2023

SHANGHAI, August 3, 2023 /GlobeNewswire/ -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced that it will report its unaudited financial results for the second quarter 2023 on Thursday, August 17, 2023, before the U.S. markets open.

The Company will host a conference call at 8:00 AM U.S. Eastern time on Thursday, August 17, 2023 (or 8:00 PM Beijing/Hong Kong time on the same day). Details for the conference call are as follows:

Event Title: Atour Second Quarter 2023 Earnings Conference Call

Pre-registration Link:

https://register.vevent.com/register/BIc21f7a19965e47678308aa5bed210058

All participants must pre-register this conference call using the link provided above. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop a scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677